Filed by Bed Bath & Beyond, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Fathom Holdings Inc.
Commission File No.: 001-39412
FOR IMMEDIATE RELEASE

Bed Bath & Beyond Signs Agreement to Acquire Fathom, Accelerating Its Vision to Create the Nation’s First End-to-End Homeownership Platform

The acquisition is expected to advance Bed Bath & Beyond’s Everything Home strategy by bringing together Homeownership & Transactions, Omnichannel Commerce and Home Services into a single homeowner ecosystem.

NASHVILLE, Tenn. – June 17, 2026 – Bed Bath & Beyond, Inc. (NYSE: BBBY) (“Bed Bath & Beyond” or the “Company”) today announced that it has signed an agreement to acquire Fathom Holdings Inc. (Nasdaq: FTHM) (“Fathom”), a national, technology-driven real estate services platform integrating residential brokerage, mortgage, title, insurance and SaaS offerings powered by intelliAgent, its proprietary cloud-based software platform.

Fathom’s integrated platform and technology capabilities complement Bed Bath & Beyond’s Everything Home strategy and accelerate the Company’s vision to create the nation’s first end-to-end homeownership platform.

Bed Bath & Beyond is building Everything Home, a strategy centered on three interconnected pillars: Homeownership & Transactions, Omnichannel Commerce and Home Services.

The Company believes homeowners increasingly want a single trusted relationship throughout the lifecycle of the home. By assembling capabilities across these three pillars and integrating them into a unified platform, Bed Bath & Beyond intends to create a more connected experience for homeowners and the neighborhoods they call home.

The Fathom acquisition expands the Company’s Homeownership & Transactions pillar by adding capabilities across brokerage, mortgage, title, insurance and homeowner financial services.

Combined with the Company’s Omnichannel Commerce platform and growing Home Services business, these capabilities create a unified platform centered around homeowners, their homes and the neighborhoods in which they live.

By combining technology, data and intelligence across its three pillars, the Company believes it can better anticipate customer needs, allocate resources and deliver more relevant experiences at the local level.

“Homeownership is one of the most important financial and emotional commitments people make in their lives,” said Marcus Lemonis, Executive Chairman and Chief Executive Officer of Bed Bath & Beyond.

“Fathom brings important capabilities across brokerage, mortgage, title, insurance and technology that strengthen our Homeownership & Transactions pillar and we expect will accelerate our Everything Home strategy.

Homeownership remains fragmented. People buy homes from one company, finance them through another, furnish them through a third and renovate them with someone else.

We believe homeowners deserve something better.

Everything Home is our strategy. Homeownership & Transactions, Omnichannel Commerce and Home Services are the three pillars that bring that strategy to life.

This acquisition, along with others we have announced and may pursue in the future, presents an opportunity for us to integrate the capabilities that matter most while eliminating redundancy across processes, infrastructure and leadership.

Over time, we believe these capabilities will operate seamlessly within neighborhoods across the country, enabling us to serve homeowners in more intelligent, connected and meaningful ways.”

The transaction is expected to close in the second half of 2026, subject to the satisfaction or waiver of customary closing conditions.

Additional details regarding the transaction will be provided in filings with the Securities and Exchange Commission and during a conference call with investors.

About Bed Bath & Beyond

Bed Bath & Beyond is building Everything Home—a homeowner ecosystem centered on three interconnected pillars: Homeownership & Transactions, Omnichannel Commerce and Home Services.

Homeownership & Transactions encompasses everything required to buy, finance, protect, leverage and sell a home, including brokerage, mortgage, title, insurance, home equity products, renovation lending and other financial services.

Omnichannel Commerce encompasses everything bought for the home through stores, digital channels and marketplaces.

Home Services encompasses everything done to the home, from installation and renovation to maintenance and ongoing support.

Through its portfolio of brands, digital platforms and service offerings, Bed Bath & Beyond aims to support customers throughout every stage of homeownership while building deeper connections within the neighborhoods it serves.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include all statements other than statements of historical fact, including but not limited to statements regarding the proposed transaction, its consummation, anticipated financial performance, including benefits and synergies related to the proposed transaction, business strategies, plans, goals and expectations concerning market position, future operations and other financial and operating information, and the timing of any of the foregoing. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to uncertainties as to the timing of the consummation of the proposed transaction and the ability of the parties to consummate the proposed transaction; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the approval of Fathom’s stockholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the proposed transaction; disruption of Bed Bath & Beyond’s or Fathom’s current plans and operations as a result of the proposed transaction; the ability of Bed Bath & Beyond or Fathom to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the ability of Bed Bath & Beyond to successfully integrate Fathom’s operations; the ability of Bed Bath & Beyond to implement its plans, forecasts and other expectations with respect to Fathom’s business after the completion of the transaction, if consummated; the ability of Bed Bath & Beyond to realize the anticipated synergies and related benefits from the proposed transaction in the anticipated amounts or within the anticipated timeframes or at all; and the ability to maintain relationships with Bed Bath & Beyond’s and Fathom’s respective employees, customers, other business partners and governmental authorities. Other important factors are discussed under the caption “Risk Factors” in Bed Bath & Beyond’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 24, 2026, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on April 27, 2026, and in Bed Bath & Beyond’s subsequent filings with the SEC.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Bed Bath & Beyond and Fathom will file relevant materials with the SEC, including a Company registration statement on Form S-4 that will include a proxy statement of Fathom and will also constitute a prospectus of Bed Bath & Beyond, and a definitive proxy statement will be mailed to stockholders of Fathom. INVESTORS AND SECURITY HOLDERS OF BED BATH & BEYOND AND FATHOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Bed Bath & Beyond will be available free of charge on Bed Bath & Beyond’s investor relations website at investors.beyond.com. Copies of the documents filed with the SEC by Fathom will be available free of charge on Fathom’s investor relations website at ir.fathominc.com.

Participants in the Solicitation

Bed Bath & Beyond, Fathom and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Fathom in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Bed Bath & Beyond’s directors and executive officers is contained in Bed Bath & Beyond’s definitive proxy statement in connection with its annual meeting of stockholders held in 2026, which was filed with the SEC on March 27, 2026. Information regarding Fathom’s directors and executive officers is contained in Fathom’s definitive proxy statement in connection with its annual meeting of stockholders held in 2025, which was filed with the SEC on July 11, 2025. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Bed Bath & Beyond’s security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and Bed Bath & Beyond’s or Fathom’s investor relations websites as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transaction, Bed Bath & Beyond will file a registration statement on Form S-4 that will include a proxy statement of Fathom and will also constitute a prospectus of Bed Bath & Beyond. INVESTORS AND SECURITY HOLDERS OF BED BATH & BEYOND AND FATHOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Contact Information Investor Relations ir@beyond.com pr@beyond.com